BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 26, 2009

Mr. Joel Parker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-14905

Dear Mr. Parker:

The purpose of this letter is to respond to the additional comments that you provided to me on June 24, 2009. These additional comments relate to our original response letter dated May 22, 2009 to the Commission’s comment letter dated April 20, 2009. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the additional comment.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Derivative Contract Liabilities, page 50

1.	We acknowledge your response to comment four. Please disclose how you determine weighted average volatility. In addition please tell us why the 2008 weighted average volatility was relatively unchanged from 2007 in light of the market conditions experienced in 2008.

The weighted average volatility was based on the volatility input for each equity index put option contract weighted by the notional value of each equity index put option contract as compared to the aggregate notional value of all equity index put option contracts. The volatility input for each equity index put option contract was based upon the implied volatility at the inception of each equity index put option contract. In future filings, we will include this additional disclosure, as well as the disclosures contained in our response letter dated May 22, 2009.

Mr. Parker, Accounting Branch Chief

United State Securities and Exchange Commission

We recognize that the index values of the four indexes declined between 30% and 45% at December 31, 2008 as compared to the prior year end index values. Even though these short-term declines are in excess of our volatility inputs, we continue to believe that our volatility inputs are reasonable given the long-term nature of our equity index put option contracts which have contract expiration dates between 2019 and 2028.

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg Senior Vice President – Chief Financial Officer

Cc:	Mr. Carlton Tartar – Accounting Branch Chief

Mr. James Peklenk – Staff Accountant

Mr. Daniel J. Jaksich